FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For November 26, 2021

Commission File Number:  001-33271

CELLCOM ISRAEL LTD.
10 Hagavish Street
Netanya, Israel 42140
________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐              No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

English summary of Registrant's immediate report filed with the Israeli Securities Authority, on November 25, 2021

CELLCOM ISRAEL ANNOUNCES

DIRECTORS COMPENSATION APPROVAL

Netanya, Israel – November 25, 2021 – Cellcom Israel Ltd. (TASE: CEL) (hereinafter: the "Company") announced today that on November 25, 2021, the Company's Board of Directors approved (following approval by the Company's Compensation Committee at its meeting dated November 23, 2021), pursuant to the Company's Compensation Policy and Regulation 1A of the Israeli Companies (Facilitation of Transactions with interest holders) Regulations, 2000, payment of an annual compensation and per meeting compensation for all non-external directors of the Company at the maximum amounts set forth in the Israeli Companies Regulations (Rules regarding Remuneration and costs to External Director), 2000 (the "Compensation Regulations"), as they shall be from time to time, depending on the Company's rank and whether the director is an "expert" or non-expert, as of January 1, 2022.

The Compensation Committee and Board of Directors' reasons for approving the transaction stated that the compensation offered to such directors is within the scope of the Compensation Regulations and pursuant to the Company's Compensation Policy, and is reasonable and acceptable for companies of the Company's type.

About Cellcom Israel

Cellcom Israel Ltd., established in 1994, is a leading Israeli communications group, providing a wide range of communications services. Cellcom Israel is the largest Israeli cellular provider, providing its cellular subscribers with a broad range of services including cellular telephony, roaming services, text and multimedia messaging, advanced cellular and data services and other value-added services in the areas of  mobile office, data protection etc., based on Cellcom Israel's technologically advanced infrastructure. The Company operates advanced networks enabling high-speed broadband and advanced multimedia services. Cellcom Israel offers nationwide customer service including telephone customer service, retail stores, and service and sale centers. Cellcom Israel further provides OTT TV services, internet infrastructure and connectivity services and international calling services, as well as landline telephone services in Israel.

CELLCOM
 Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELLCOM ISRAEL LTD.
Date:	November 26, 2021	By:	/s/ Liat Menahemi Stadler
			Name:	Liat Menahemi Stadler
			Title:	VP Legal and Corporate Secretary